Exhibit 99.5

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. Announces Record Quarterly Revenues and Provides Portfolio Update

(All Amounts expressed in U.S. dollars unless otherwise noted)

Stock Symbol: GROY (NYSE American)

Vancouver, British Columbia – May 16, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) announces the filing of its operating and financial results for the three and six months ended March 31, 2022 and is pleased to provide an update on recent asset advancements. The Company will be hosting a Town Hall Meeting to discuss these results on Wednesday, May 25 at 10:00 AM EDT.

David Garofalo, Chairman and CEO of Gold Royalty, commented, “Our second fiscal quarter of 2022 included several meaningful catalysts for the Company. The acquisition of royalties over the Côté Gold Project and expansion of our royalties in the Beaufor Mine further bolstered our near-term cash flow profile. At the same time, we saw several exciting exploration and development advancements from key assets including Odyssey, REN, Fenelon, Tonopah West, and Whistler.”

Highlights for the Three and Six Months Ended March 31, 2022:

●	Record revenues of $0.6 million and $1.2 million for the three and six months ended March 31, 2022, respectively.

●	Strong projected revenues for Gold Royalty’s first full fiscal year of business of approximately $5 million with robust and peer-leading multi-year growth in revenues expected as the underground expansion of Canadian Malartic ramps up and the Côté and Beaufor gold mines begin production.

●	Inaugural quarterly dividend paid during the second quarter, yielding over 1% at current share prices.

●	Available liquidity of $25.1 million, positioning the Company well for further growth.

●	During the quarter, the Company continued its rapid growth with the acquisition of Abitibi Royalties, Golden Valley and royalties on IAMGOLD’s Côté Gold project, expanded royalties on Monarch Mining’s Beaufor and other gold project and continued creation of additional royalties from its Royalty Generator Business. Gold Royalty now has 195 royalties focused on the best mining jurisdictions in the Americas.

For further important information, please refer to the Company’s unaudited financial statements and management’s discussion and analysis for the three and six months ended March 31, 2022, copies of which are available under the Company’s profile at www.sedar.com and www.sec.gov.

Q2 2022 Town Hall Meeting Details

Gold Royalty is pleased to announce that it will host a Town Hall Meeting on Wednesday, May 25 at 10:00 AM EDT.

The Company will be providing an update to interested stakeholders on the Company’s Q2 financial and operating results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the Town Hall Meeting, please click the link below:

https://www.bigmarker.com/vid-conferences/GoldRoyalty-VID-Forum-a9721d306d2548306a98a631?utm_bmcr_source=GROY

Portfolio Update

Canadian Malartic Partnership (Agnico Eagle & Yamana JV) – Odyssey Underground Project (3.0% NSR) – Odyssey Project Advancing on Schedule

On April 27, 2022 Yamana Gold announced its financial and operational results for the first quarter of 2022 including an update on development advancements at the Odyssey Project. Following significant advancement of the project in 2021, the Odyssey team is focusing on two key milestones:

●	Initiation of shaft sinking by the fourth quarter of 2022
●	First gold production from Odyssey South in the first quarter of 2023

Yamana stated that “with a significant production platform, material cash flow generation and a prominent position within Quebec’s Abitibi District, Canadian Malartic will remain one of the Company’s cornerstone assets and one of the more prolific and generational mines in the world, particularly as the Odyssey mine is developed and comes into production. [Yamana] is taking a disciplined approach to the development of Odyssey with a conservative outlook for initial throughput and production. While the Odyssey mine is expected to initially process 20,000 tonnes per day and produce 500,000 to 600,000 ounces per year, based on the current mine plan, the Company recognizes that there is a large inventory of ounces that is not currently in the mine plan. Odyssey ores will be processed through a plant with an original design capacity of over 55,000 tonnes per day, processing closer to 60,000 tonnes per day, which far exceeds the initial expected throughput of Odyssey. The plant was designed for the larger open pit operations that will end later this decade, and while the Company will scale the plant to the level required for the underground operations, that plant capacity will always be there. The Company’s approach at its other mines has been to conduct extensive exploration which provides flexibility to maximize and increase throughput, and a similar approach will be taken with Odyssey, where delineation of extensions of underground mineralized zones and new zones of mineralization is already occurring… The Company firmly believes that in its 10-year outlook period, these efforts will lead to more mining areas that will allow the Company to take advantage of available plant capacity, resulting in ore processing that will exceed 20,000 tonnes per day, and sustainable production will then significantly exceed the initial production plan of 500,000 to 600,000 ounces per year.”

For more information, refer to Yamana Gold’s press release dated April 27, 2022, filed on www.sedar.com.

Nevada Gold Mines (Barrick & Newmont JV) – REN Project (1.5% NSR & 3.5% NPI) – Maiden Resource Expected to Grow in 2022

On May 4, 2022, Barrick Gold announced its results for the first quarter of 2022, which included a presentation by President and CEO, Mark Bristow who highlighted that REN, the northern underground extension of the Goldstrike Mine, was a project that is expected to grow in 2022, stating “Ren is another expanding opportunity. Last year we declared a maiden inferred resource of 1.2Moz and recent results have not only confirmed the model but have continued to expand the JB Zone resource to the south. Mineralization remains open at both JB and Corona Corridors. We have initiated various mining studies on the geotechnical, ventilation, dewatering parameters to optimally design this part of the [Goldstrike] mine.”

Barrick had previously noted they are targeting to bring REN into the Goldstrike mine plan in the short term. The 1.2Moz maiden inferred resource (5.2Mt at 7.3g/t Au) is expected grow further based on recent exploration results including the following highlights:

●	MRC-21016: 36.6 m at 13.95g/t
●	MRC-21014: 7.6 m at 17.49g/t
●	MRC-21013: 10.7 m at 9.19g/t
●	MRC-21015: 12.2 m at 9.63g/t and 14.0 m at 5.25g/t
●	MRC-21012: 10.7 m at 10.22g/t

For more information, refer to Barrick’s press release dated May 4, 2022, filed on www.sedar.com

IAMGOLD – Côté Gold Project (0.75% NSR) – Project Remains on Schedule

On May 3, 2022 IAMGOLD reported its financial and operating results for the first quarter ended March 31, 2022. IAMGOLD maintained its guidance of commencing production at Côté by the end of 2023 while disclosing a likely material increase in capital costs to complete construction of the project. Gold Royalty highlights that it is insulated from cost inflation as a royalty holder.

Despite potential capital cost increases, IAMGOLD has disclosed that Côté is still positioned to be a robust, Tier I, low-cost and long-life asset with the current mine plan outlining a 36,000 tpd open pit operation with estimated average annual production of 489,000 oz Au over the first 5 years of operation, and average annual production of 367,000 oz Au at an AISC of US$802/oz over the 18-year mine life.

IAMGOLD disclosed in its May 3, 2022 news release that the Côté Project is 49% complete with detailed engineering of the project being 96.6% complete. Mining activities during the quarter focused on overburden pre-stripping and bulk rock excavation in the pit while various facilities are currently under construction at site. Key permits have already been received with some minor permits expected to be obtained before commercial production.

For more information, refer to IAMGOLD’s press releases dated May 3, 2022, and IAMGOLD’s Technical Report on the Côté Gold Project titled “Technical Report on the Côté Gold Project, Ontario, Canada”, with an effective date of October 18, 2021, filed on www.sedar.com.

Wallbridge Mining – Fenelon Gold Project (2.0% NSR) – Multi-Million Ounce Deposit Begins Realizing its Significant Expansion Potential

Following the sizeable maiden resource estimate at Fenelon in 2021 of 2.1Moz of Indicated gold resources (36.0Mt at 1.84g/t Au) and a further 1.5Moz of Inferred gold resources (29.0Mt at 1.57g/t Au), on April 7, 2022, Wallbridge Mining announced a successful start to their 2022, 115,000 metre drill program. It disclosed that the program aims to expand the existing resource footprint laterally, in directions where the mineralization is open, while seeking to discover new satellite zones in proximity of the known deposit. On March 24, 2022 Wallbridge announce the company had completed approximately 1,800 metres of underground development over the course of 2021 and early 2022, providing access to Area 51 gold mineralization and establishing drilling platforms to be used in future resource drill programs.

On April 28, 2022, Wallbridge reported positive assay results from the ongoing drill program at Fenelon, including significant gold mineralization in the Ripley Zone, located one kilometre south of the Fenelon mineral resource footprint. The results demonstrate the potential for this zone to be included in an updated Fenelon mineral resource estimate expected in 2023. 2022 drilling has also discovered additional high-quality gold intercepts inside the 2021 mineral resource estimate and has expanded Area 51 Zone to the southwest.

On April 4, 2022, Wallbridge announced that it appointed Anthony Makuch, former CEO of Kirkland Lake Gold, as Chairman of the Board of Directors. Mr. Makuch commented ““The management team at Wallbridge has assembled a land package of outstanding scale and quality in the Abitibi region of northwestern Quebec, anchored around its cornerstone projects at Fenelon and Martiniere. Both of these projects have significant growth potential, and there is additional prospectivity and potential for new discoveries.”

For more information, refer to Wallbridge’s press releases dated April 4, 2022; April 7, 2022; and April 29, 2022, filed on www.sedar.com and Wallbridge’s Technical Report on the Detour-Fenelon Gold Trend Property, with an effective date of December 23, 2021, filed on www.sedar.com.

Monarch Mining – Beaufor Mine (1.0% NSR & PTR) – Continued Exploration Success at Depth as Beaufor Prepares for Production

On March 17, 2022, Monarch Mining announced drilling results targeting the western strike extension of the Q Zone at its Beaufor Mine located 20 kilometres east of Val-d’Or, Quebec. The target area returned an impressive 6.8 m at 19.05 g/t Au, including 1.4 m at 12.56 g/t Au and 2.0 m at 54.68 g/t Au. These drill results are significant and exciting as they confirm the continuity of this ore zone for at least 150 m westward along strike and 150 m down-dip. Given the positive results, additional holes are now being drilled to allow the zones in question to be converted into reserves and included in a future mine plan. Monarch Mining is continuing its exploration definition drilling, with five underground drill rigs, and expects to restart operations by June 2022.

“The results of this underground drilling program are very encouraging and continue to show the strong potential of the Beaufor Mine at depth,” said Jean-Marc Lacoste, President and Chief Executive Officer of Monarch. “We are thrilled to be able to confirm the high-grade nature and significant width of the Q Zone towards the west. Additional drilling is definitely warranted to continue expanding this zone.”

For more information, refer to Monarch’s press release dated March 17, 2022, filed on www.sedar.com

GoldMining Inc. – Whistler (1.0% NSR) – Creation of U.S. GoldMining to Drive Forward the Whistler Project

On February 28, 2022 GoldMining Inc. announced the creation of U.S. GoldMining Inc. a new subsidiary with a dedicated board and team focused on advancing the Whistler gold-copper Project located in Alaska, USA. GoldMining Inc. subsequently announced on April 7, 2022 the appointment of Tim Smith as CEO of U.S. GoldMining.

Upon Mr. Smith’s appointment, Alastair Still, Chief Executive Officer of GoldMining commented: “With a proven and successful track record of exploring for gold systems globally for more than 25 years, including as Vice President Exploration for Kaminak Gold where he led the team at the Coffee Gold Deposit in Yukon, Canada and which was acquired by Goldcorp for C$520 million in 2016, and as Regional Director Generative Exploration, North America for Newmont from June 2019 to April 2022, I am delighted to welcome Tim to the GoldMining team.”

GoldMining Inc. further announced on February 28, 2022 that its board of directors has approved a strategy to have U.S. GoldMining operated as a separate public company through an initial public offering or similar transaction.

For more information, refer to GoldMining’s press releases dated February 28, 2022, and April 7, 2022, filed on www.sedar.com

Blackrock Silver – Tonopah West (3.0% NSR) – High Grade Maiden Resource Estimate

On May 2, 2022 Blackrock Silver reported the results of its Maiden Resource Estimate at its Tonopah West project, located in the Walker Lane trend of Western Nevada. The Maiden Resource Estimate outlined a 42.6 Moz silver-equivalent inferred resource (2,975 kt at 208.0 g/t Ag and 2.5 g.t Au).

Andrew Pollard, the Company’s President and CEO, stated, “delivery of this maiden resource represents a historic milestone, as one of the great American silver camps has been re-awakened, at a time where silver serves as much more than just currency, but also as a crucial element required for the emerging global electrified economy. By stope optimizing our initial mineral inventory we’ve engaged the gold standard of detail, rigor and scrutiny for a project of this stage, which further de-risks the deposit while also bolstering the credibility in the baseline credentials of the Tonopah West project. Representing just eighteen months of drilling data, this maiden mineral resource estimate establishes Tonopah West as one of the highest-grade undeveloped silver deposits of size in the world, with substantial resource expansion potential remaining.”

For more information, refer to Blackrock Silver’s press release dated May 2, 2022, filed on www.sedar.com

Additional Selected Highlights

1.	First Majestic Silver Corp. – Jerritt Canyon Mine - (1.0% NSR & PTR) First Majestic produces 7.2M Silver Eqv. Oz in the First Quarter Consisting of 2.6M Oz Silver and 58,892 Oz Gold (press release dated April 18, 2022).

2.	Fortitude Gold Corp. – Isabella Pearl Mine – (0.375% NSR) Fortitude Gold Reports First Quarter Net Income of $0.11 Per Share, Maintains 2022 Production Outlook (press release dated May 4, 2022).

3.	Coeur Mining – Lincoln Hill – (2.0% NSR) Coeur Reports First Quarter 2022 Results (press release dated May 4, 2022).

4.	SSR Mining – Marigold – (0.75% NSR) SSR Mining Reports First Quarter 2022 Results (press release dated May 3, 2022).

5.	Integra Resources – War Eagle – (1.0% NSR) Integra intersects 3.95 g/t AuEq over 77.7M in extension drilling at War Eagle (press release dated May 5, 2022).

6.	Sirios Resources – Cheechoo (2.5% - 4.0% NSR) Sirios Expands its Cheechoo Gold Property (press release dated April 20, 2022).

7.	Sirios Resources – Cheechoo (2.5% - 4.0% NSR) Sirios drills 2.97 g/t Au over 80.0M, including 29.13 g/t over 5.9M on its Cheechoo Gold Project (press release dated March 16, 2022).

8.	Gold Standard Ventures – Railroad-Pinion – (0.44% NSR) Gold Standard Ventures announces 2022 Exploration Program (press release dated April 18, 2022).

9.	GoldMining Inc. – La Mina – (2.0% NSR) GoldMining Inc. announces commencement of an expansionary exploration drilling program (press release dated April 12, 2022).

10.	Rex Minerals – Hog Ranch – (2.0% NSR) Soils define new targets: program over entire Hog Ranch begins (ASX and Media Release dated March 30, 2022).

11.	American Pacific Mining Corp – Tuscarora (3.0% NSR) American Pacific Mining Provides Update on Its Tuscarora Project in Nevada (press release dated May 9, 2022).

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Persons

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release. Glenn Mullan, a director of the Company, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information pertaining to projects located in Quebec, Canada, disclosed in this news release.

Notice to Investors

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In addition, certain information publicly reported by operators may relate to a larger property than the area covered by the Companies interest, which often may only apply to a portion of the overall project area or applicable mineral resources or reserves. It cannot be assumed that all or any part of a measured, indicated or inferred resource will ever be upgraded to a higher category. “Inferred mineral resources” have a greater amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101 (“NI 43- 101”), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: future plans, estimates and expectations disclosed by the operators of the projects underlying the Company’s interests, including the proposed advancement and expansion of such projects; the results of exploration, development and production activities of the operators of such projects; and the Company’s expectation regarding future revenues. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments as well as the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.